U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                         AUXILIUM PHARMACEUTICALS, INC.
               ------------------------------------------------
                               (Name of Issuer)


                                Common Stock
               ------------------------------------------------
                        (Title of Class of Securities)


                                 0533D107
               ------------------------------------------------
                               (CUSIP Number)


                               June 29, 2005
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0533D107
--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

        OrbiMed Advisors LLC

--------------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

                    0
        -----------------------------------------------
        6) Shared Voting Power

                    172,662
        -----------------------------------------------
        7) Sole Dispositive Power

                    0
        -----------------------------------------------
        8) Shared Dispositive Power

                    172,662
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                    172,662
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

                       0.82%%
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

                      IA
--------------------------------------------------------------------------------

CUSIP No. 0533D107
--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

        OrbiMed Capital II LLC
--------------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:


        5) Sole Voting Power

                    0
        -----------------------------------------------
        6) Shared Voting Power

                    1,913,098
        -----------------------------------------------
        7) Sole Dispositive Power

                    0
      -----------------------------------------------
        8) Shared Dispositive Power

                    1,913,098
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,913,098
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

                          9.05%
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

                    IA
--------------------------------------------------------------------------------

CUSIP No.  0533D107
--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

        Samuel D. Isaly
--------------------------------------------------------------------------------
2) Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]
        (B) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

                    0
        -----------------------------------------------
        6) Shared Voting Power

                    2,085,760
        -----------------------------------------------
        7) Sole Dispositive Power

                    0
        -----------------------------------------------
        8) Shared Dispositive Power

                    2,085,760
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,085,760
--------------------------------------------------------------------------------
10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row (9)

                          9.87%
--------------------------------------------------------------------------------
12) Type of Reporting Person (See Instructions)

                    HC
--------------------------------------------------------------------------------

Item 1. (a) Name of Issuer:

              Auxilium Pharmaceuticals, Inc.

        (b) Address of Issuer's Principal Executive Offices:

              160 West Germantown Pike, Norristown, PA 19401
--------------------------------------------------------------------------------
Item 2. (a) Name of Person Filing:

                         OrbiMed Advisors LLC
                         OrbiMed Capital II LLC
                         Samuel D. Isaly

        (b) Address of Principal Business Office or, if none, Residence:

                         767 Third Avenue, 30th Floor
                         New York, New York 10017

        (c) Citizenship:

                         Please refer to Item 4 on each cover sheet .

        (d) Title of Class of Securities:

                           Common Stock

        (e) CUSIP Number: 0533D107

--------------------------------------------------------------------------------
Item 3.

            OrbiMed Advisors LLC and OrbiMed Capital II LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

--------------------------------------------------------------------------------

Item 4. Ownership:

     (a) Amount Beneficially Owned:                                   2,085,760*

     (b) Percent of Class:                                                 9.87%

     (c) Number of Shares as to which such person has:

         (i)    Sole power to vote or direct the vote:                        0

         (ii)   Shared power to vote or direct the vote:              2,085,760*

         (iii)  Sole power to dispose or direct the disposition of:           0

         (iv)   Shared power to dispose or direct the disposition of: 2,085,760*

         *See Attachment A
--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

           [  ]
--------------------------------------------------------------------------------
Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Various other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this schedule. No one such other person's interest in such securities relates to more than five percent of the class.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

           N/A
--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group

           N/A
--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group

           N/A
--------------------------------------------------------------------------------

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ORBIMED ADVISORS LLC



                                  By: /s/ Samuel D. Isaly
                                     -------------------------------
                                     NAME:  SAMUEL D. ISALY
                                    TITLE: Managing Partner



                                  ORBIMED CAPITAL II LLC



                                  By: /s/ Samuel D. Isaly
                                     ------------------------------
                                     NAME: SAMUEL D. ISALY
                                    TITLE: Managing Partner



                                      /s/ Samuel D. Isaly
                                    ------------------------------
                                           SAMUEL D. ISALY


Date: August 22, 2005

                                  ATTACHMENT A

         On and prior to June 29, 2005, pursuant to the discretionary investment management authority of OrbiMed Advisors LLC and OrbiMed Capital II LLC under their respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to Caduceus Private Investments II, LP, Caduceus Private Investment II (QP), LP and UBS Juniper Crossover Fund, L.L.C. caused these clients to purchase 2,085,760 shares of common stock of the Auxilium Pharmaceuticals, Inc. (the "Issuer") (612,089 Shares purchased on June 29, 2005 and the balance prior thereto). Following the transactions, Samuel D. Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital II LLC, is the beneficial owner of approximately 9.87% of the outstanding shares of common stock of the Issuer. OrbiMed Advisors LLC is the beneficial owner of approximately 0.82% of the outstanding shares of common stock of the Issuer and OrbiMed Capital II LLC is the beneficial owner of approximately 9.05% of the outstanding shares of common stock of the Issuer.


                                  ATTACHMENT B

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of the Issuer, and that this Agreement be included as an attachment to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 22 day of August, 2005.

                                 OrbiMed Advisors LLC


                                 By: /s/ Samuel D. Isaly
                                    ----------------------------------
                                 Title:  Managing Partner



                                 OrbiMed Capital II, LLC


                                 By: /s/ Samuel D. Isaly
                                    ------------------------------
                                 Title: Managing Partner


                                     /s/ Samuel D. Isaly
                                    ----------------------------------
                                    Samuel D. Isaly